Exhibit 1.02

LOGITECH INTERNATIONAL S.A.

CONFLICT MINERALS REPORT

FOR THE REPORTING PERIOD FROM JANUARY 1 TO DECEMBER 31, 2013

SECTION ONE: INTRODUCTION

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict. If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview

This report has been prepared by management of Logitech (herein referred to as “Logitech,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Logitech International S.A., together with its consolidated subsidiaries, (“Logitech” or the “Company”) is a world leader in products that connect people to the digital experiences they care about. Spanning multiple computing, communication and entertainment platforms, we develop and market innovative hardware and software products that enable or enhance digital navigation, music and video entertainment, gaming, social networking, and audio and video communication over the Internet.

Logitech was founded in Switzerland in 1981, and Logitech International S.A. has been the parent holding company of Logitech since 1988. Logitech International S.A. is a Swiss holding company with its registered office in Apples, Switzerland, which conducts its business through subsidiaries in Americas (including North and South America), EMEA (Europe, Middle East, Africa) and Asia Pacific (including, among other countries, China, Taiwan, Japan and Australia). Shares of Logitech International S.A. are listed on both the Nasdaq Global Select Market, under the trading symbol LOGI, and the SIX Swiss Exchange, under the trading symbol LOGN.

The Company has two operating segments, peripherals and video conferencing. Logitech’s peripherals segment encompasses the design, manufacturing and marketing of peripherals for personal computers (“PCs”), tablets and other digital platforms. The Company’s video conferencing segment offers scalable high-definition (“HD”) video communications endpoints, HD video conferencing systems with integrated monitors, video bridges and other infrastructure software and hardware to support large-scale video deployments, and services to support these products.

SECTION TWO: LOGITECH PRODUCTS

The Table 1 below lists the product categories developed and marketed by Logitech for the reporting period from January 1 to December 31, 2013. These products are more fully described in our Annual Report, which can be accessed on our Web site or on the Securities and Exchange Commission’s Web site at http://www.sec.gov, and the reports we file that are published by the SIX Swiss Exchange may be accessed at: http://www.six-exchange-regulation.com/obligations/management_transactions_en.html.

The vast majority of the Logitech products are electronic devices which include electronic and electrical components and semi-conductors. Because of their specific properties, the 3TG are widely used in semiconductors and in electronic components generally and, by way of consequence, in the consumers electronics industries. This why Logitech has considered that almost all of its product categories may potentially include one or several Conflict Mineral(s). Accordingly, Logitech has included in the scope of its Conflict Minerals plan all products qualifying as electronic devices. The only product categories that have been excluded from the scope of the Conflict Minerals plan are those related to so-called “passive devices”, namely devices which do not include electronic or electric components, nor any semi-conductors, nor any other metallic component made of any of the 3TG. These excluded categories are included in Table 1, below and consist of: (i) folio protective cases for tablets; (ii) protective cases for smartphones and other non electronic, non electric accessories for smartphones (such as tilt panels, car mounts); (iii) mouse pads.

Table 1:

Product Category	Products	Potentially include “Conflict Minerals” (Yes / No)	DRC Conflict Status
PC Gaming	Gaming mice, keyboards, headsets and other controllers (e.g. steering wheel, joystick, gamepad)	Y	DRC Conflict undeterminable
	Mouse pad (hard pad, cloth pad)	N	N/A
Tablet & Other Accessories	Tablet keyboard and other accessories	Y	DRC Conflict undeterminable
	Folio protective cases (without keyboard)	N	N/A
	Smartphone battery packs	Y	DRC Conflict undeterminable
	Smartphone cases, tilt panel, drive mount	N	N/A
Mobile Speakers	Includes portable wireless Bluetooth speakers.	Y	DRC Conflict undeterminable
Pointing Devices	PC related mice, trackpads, touchpads, and presenters	Y	DRC Conflict undeterminable
PC Keyboards & Desktops	Includes PC keyboards, keyboards used in living rooms and keyboard/mice combo products.	Y	DRC Conflict undeterminable

Audio-PC & Wearables	PC speakers, PC headsets, and in-ear headphones	Y	DRC Conflict undeterminable

Video	Retail webcam products as well as Unified Communications webcams.	Y	DRC Conflict undeterminable

Remotes	Harmony remote controls	Y	DRC Conflict undeterminable

Other (products we currently intend to transition out of have already transitioned out)

This category comprises a variety of products out of which we currently intend to transition, or have transitioned, because they are no longer strategic to our business. Products currently included in this category include TV camera, Digital Video Security (DVS), other gaming and music products, including over-ear headphones, TV and home speakers, Google TV products, and PC Keyboards & Desktops accessories.

		Y	DRC Conflict undeterminable

Video conferencing (sold under the brand “LifeSize”)	HD video communication endpoints, HD video conferencing systems with integrated monitors, video bridges and other infrastructure	Y	DRC Conflict undeterminable

Logitech is currently transitioning out certain products in its peripherals operating segment. These are identified in Table 1 above under “Other”. Logitech has included in the scope of its Conflict Minerals plan any product under this category that has been manufactured or marketed during the reporting period from January 1 to December 31, 2013.

Logitech may modify in the future the above categorization of its products in line with the requirement to adapt the category classification to business needs.

SECTION THREE: CONFLICT MINERALS DETERMINATION

For the reporting period from January 1 to December 31, 2013, Logitech conducted due diligence on the source and chain of custody of the conflict minerals that are necessary to the functionality or production of the products (“necessary conflict minerals”) that we manufactured or contracted to manufacture, after January 31, 2013, for which the results of our reasonable country of origin inquiry and the diligence measures conducted on these conflict minerals were as follows:

•	We were not able to obtain adequate information from our supply chain to be able to make any determination as to the source of these conflict minerals.

These conflict minerals we define collectively as the “CMR conflict minerals” (the “CMR Conflict Minerals”).

Therefore, these products that we manufacture that are subject to the reporting obligations of Rule 13p-1 are “DRC conflict undeterminable”, because we have been unable to determine the origin of the 3TG they contain or to determine whether they came from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. (Please also refer to Table 1 within this report for additional details).

The company continues to implement and pursue processes to ensure in the future that it is able to obtain the information necessary to make a determination.

SECTION FOUR: DUE DILIGENCE MEASURES

We conducted due diligence on the source and chain of custody of our CMR Conflict Minerals to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or any of its adjoining countries and financed or benefitted non-state armed groups in any of these countries.

Design of Our Due Diligence Measures

Our conflict minerals due diligence measures have been designed to conform with the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), as applicable for tin, tantalum, tungsten, gold and downstream companies (as the term is defined in the OECD Guidance), in all material respects. We designed our due diligence measures to:

1.	establish strong Company management systems for conflict minerals supply chain due diligence;

2.	identify and assess conflict minerals risks in our supply chain;

3.	design and implement strategies to respond to conflict minerals risks identified;

4.	contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations

5.	report on our conflict minerals supply chain due diligence activities.

Due Diligence Measures Performed

Logitech’s due diligence measures were based on multi-industry initiatives with the smelters and refiners of conflict minerals who provide those conflict minerals to Logitech’s suppliers. As a purchaser, Logitech is many steps removed from the mining of the conflict minerals; Logitech does not purchase raw ore or unrefined conflict minerals, and does no purchasing in the Covered Countries. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores. For end users like Logitech, it is not possible to determine the origin of conflict minerals without information and clarification from suppliers and smelters.

As a member in the Conflict Free Sourcing Initiative (the “CFSI”), we leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin, and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelter’s or refiner’s conflict minerals originated from conflict free mines in the Democratic Republic of the Congo or any of its adjoining countries.

Our due diligence measures included the following activities:

1)

We established an internal team to implement the Logitech’s Conflict Minerals Program. The core team members are comprised from the following business units: Sustainability; Lifesize Compliance; Global Sourcing; Supplier Development Team; Legal; Investor Relations and Finance;

2)	We established a Conflict Mineral Policy and made it publically available in 2014 at: http://www.logitech.com/assets/51186/logitech-policy-on-conflict-minerals-jan-2014-signed.pdf;

3)	We established requirements and incorporated these requirements into our standard supplier contracts to define Logitech expectations of suppliers regarding sourcing of conflict minerals and reporting of information to Logitech. These requirements have been provided in our contracts as we entered into new supplier contracts or renewed existing ones. We have amended a certain number of supplier contracts that have been in place for several years. It will take a number of years to ensure that all our supplier contracts contain appropriate flow-down clauses. In the meantime we are working with the relevant suppliers to insure they provide the conflict minerals (in the form of gold and the derivatives tin, tantalum, and tungsten, or collectively, “3TG”) sourcing information until the contracts can be amended;

4)	We chose to engage with all our direct suppliers based on the widespread use of 3TG. Given our position in the supply chain, we relied heavily on our first-tier suppliers to provide information about the sources of the 3TG used in our products and to identify whether those sources may be from the DRC or an adjoining country;

5)	We conducted a survey of our 3TG Direct Suppliers using the CFSI Conflict Minerals Reporting Template (the “Template”), which included questions about the location or mine of origin, and obligated those suppliers to make similar efforts to survey their supply chain using the Template and report the facilities and location or mine of origin for necessary conflict minerals. We elected to use this Template as it is the most commonly used tool in numerous industries, thus easing the potential confusion and burden for our suppliers;

6)	We received responses from 84.99% of the direct suppliers. We reviewed the responses against the criteria designed to evaluate the adequacy of responses. These criteria include, but are not limited to, untimely or incomplete responses as well as inconsistencies within the data reported in the Template;

7)	We compared the facilities identified by relevant 3TG Direct Suppliers via the supply chain survey against the list of facilities that have received a “conflict-free” designation for tantalum, tin, tungsten and gold, such as the Conflict-Free Smelter List (“CFS List”) published by the Conflict Free Sourcing Initiative (“CFSI”);

8)

Based on the data collected to-date, the main risks we have identified are related to the lack of data and the quality of the data. The vast majority of the responses received from suppliers provided data at a company level or were unable to specify the smelter or refiners used in their supply chain. We are therefore unable to determine whether any of the conflict minerals reported by the suppliers were contained in products supplied to us or to validate that any of the smelters of refiners provided by our suppliers are actually in our supply chain;

9)	We analyzed all the information and have reached the following conclusion: After conducting due diligence on the source and chain of custody of the Conflict Minerals in our products, we found our products to be “DRC conflict undeterminable”; and

10)	We supported the CFSI Conflict-Free Smelter Program, and required relevant 3TG Direct Suppliers in Logitech supply chain to encourage the facilities in their supply chain to participate in the CFSI Conflict-Free Smelter Program.

SECTION FIVE: DUE DILIGENCE DETERMINATION

After conducting due diligence on the source and chain of custody of the CMR Conflict Minerals in Logitech products, we found the products to be “DRC conflict undeterminable”, as indicated below. DRC conflict undeterminable products are those for which we were unable to determine whether their necessary conflict minerals finance or otherwise benefit armed groups in the Democratic Republic of the Congo or any of its adjoining countries.

Survey Responses

We received responses from 84.99 % of the suppliers surveyed. We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included, though are not limited to, untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses, where applicable.

Responses included the names of over 364 entities listed by our suppliers as smelters or refiners. 15.66% (57) of these entities were identified as certified Conflict-Free using the CFSI Reporting Template Revision 2.03a. We compared these facilities to the CFSI list of smelters and where a supplier indicated that the facility was certified as Conflict-Free, we ensured that the name was listed by CFSI. The remaining 307 processing facilities responses could not be validated and their status is deemed unknown.

Logitech supports the refinement and expansion of the list of participating smelters through our membership in the CFSI program.

A small minority of suppliers provided information at a product level or product category level. However all of these suppliers were unable to identify specifically the smelters whose 3TG went into parts supplied to Logitech.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Logitech. Thus, our suppliers were unable to represent to us that 3TG from the entities they listed had actually been included in components they supplied to Logitech. In addition, 307 processing facilities were not validated as in fact being smelters or refiners.

We have therefore elected not to present the smelter and refiner names in this report, with the exception of the conflict-free smelters sourcing from Covered Countries. Please see table 2 below for further information on these facilities and their country of origin.

Logitech Products

Product Description: The Company has two operating segments, peripherals and video conferencing. Logitech’s peripherals segment encompasses the design, manufacturing and marketing of peripherals for personal computers (“PCs”), tablets and other digital platforms. The Company’s video conferencing segment offers scalable high-definition (“HD”) video communications endpoints, HD video conferencing systems with integrated monitors, video bridges and other infrastructure software and hardware to support large-scale video deployments, and services to support these products. These products are more fully described in our Annual Report, which can be accessed on our Web site or on the Securities and Exchange Commission’s Web site at http://www.sec.gov, and the reports we file that are published by the SIX Swiss Exchange may be accessed at: http://www.six-exchange-regulation.com/obligations/management_transactions_en.html.

Please refer to Table 2 which provides a list of all the Conflict Free Smelters for Logitech products.

Table 2: List of Conflict Free Smelters Determination for Logitech Products

Metal	SOR/Facility Name:	Country of Origin	Smelter ID	Conflcit Mineral Free (CMF) Status

Gold	Allgemeine Gold- & Silberscheideanstalt	GERMANY	1DEU001	CMF

Gold	Argor-Heraeus	SWITZERLAND	1CHE004	CMF

Gold	Asahi Pretec Corp.	JAPAN	1JPN005	CMF

Gold	Dowa Metals & Mining Co., Ltd	JAPAN	1JPN015	CMF

Gold	Heraeus Limited Hongkong	HONG KONG	1HKG019	CMF

Gold	Heraeus Precious Metals GmbH & Co. KG	GERMANY	1DEU018	CMF

Gold	Johnson Matthey (Salt Lake City)	UNITED STATES	1USA025	CMF

Gold	Johnson Matthey Limited	CANADA	1CAN024	CMF

Gold	JX Nippon Mining & Metals Co.. Ltd	JAPAN	1JPN028	CMF

Gold	Kojima Chemicals Co. Ltd	JAPAN	1JPN074	CMF

Gold	LS-Nikko Copper Inc	KOREA, REPUBLIC OF	1KOR032	CMF

Gold	Materion Advanced Materials, Technologies and Services, Inc.	UNITED STATES	1USA033	CMF

Gold	Matsuda Sangyo co., Ltd	JAPAN	1JPN034	CMF

Gold	Metalor Technologies (Hong Kong) Ltd	HONG KONG	1HKG036	CMF

Gold	Metalor Technologies SA	SWITZERLAND	1CHE035	CMF

Gold	Metalor USA Refining Corporation	UNITED STATES	1USA037	CMF

Gold	Mitsubishi Materials Corporation	JAPAN	1JPN039	CMF

Gold	Mitsui Mining and Smelting Co., Ltd	JAPAN	1JPN040	CMF

Gold	Nihon Material Co. LTD	JAPAN	1JPN071	CMF

Gold	Ohio Precious Metals	UNITED STATES	1USA043	CMF

Gold	Rand Refinery (Pty) Ltd	SOUTH AFRICA	1ZAF049	CMF

Gold	Royal Canadian Mint	CANADA	1CAN050	CMF

Gold	Solar Applied Materials Technology Corporation	TAIWAN	1TWN056	CMF

Gold	Sumitomo Metal Mining Co.. Ltd.	JAPAN	1JPN057	CMF

Gold	Tanaka Kikinzoku Kogyo K.K	JAPAN	1JPN058	CMF

Gold	Tokuriki Honten Co. Ltd	JAPAN	1JPN060	CMF

Gold	Umicore SA Business Unit Precious Metals Refining	BELGIUM	1BEL062	CMF

Gold	United Precious Metal Refining, Inc.	UNITED STATES	1USA076	CMF

Gold	Valcambi SA	SWITZERLAND	1CHE063	CMF

Gold	Western Australian Mint trading as the Perth Mint	AUSTRALIA	1AUS046	CMF

Gold	Xstrata Canada Corporation	CANADA	1CAN064	CMF

Tantalum	Exotech	UNITED STATES	3USA002	CMF

Tantalum	F&X	CHINA	3CHN003	CMF

Tantalum	Global Advanced Metals	UNITED STATES	3USA005	CMF

Tantalum	HC Starck	GERMANY	3DEU006	CMF

Tantalum	Hi-Temp	UNITED STATES	3USA016	CMF

Tantalum	Mitsui Mining & Smelting	JAPAN	3JPN008	CMF

Tantalum	Ningxia	CHINA	3CHN009	CMF

Tantalum	Plansee	AUSTRALIA	3AUT011	CMF

Tantalum	Taki Chemicals	JAPAN	3JPN023	CMF

Tantalum	Ulba	KAZAKHSTAN	3KAZ014	CMF

Tantalum	Zhuzhou Cement Carbide	CHINA	3CHN015	CMF

Tin	Cookson	UNITED STATES	2USA001	CMF

Tin	Gejiu Non-Ferrous Metal Processing Co. Ltd.	CHINA	2CHN012	CMF

Tin	Malaysia Smelting Corp. BERHAD	MALAYSIA	2MYS016	CMF

Tin	Mineração Taboca S.A.	BRAZIL	2BRA018	CMF

Tin	Minsur Mines	PERU	2PER019	CMF

Tin	OMSA	BOLIVIA	2BOL022	CMF

Tin	PT Bukit Timah	INDONESIA	2IDN032	CMF

Tin	Thaisarco	THAILAND	2THA046	CMF

Tin	Yunan Tin Company LTD	CHINA	2CHN048	CMF

Tungsten	Fujian Jinxin Tungsten Co., Ltd.	CHINA	4CHN022	CMF

Tungsten	Global Tungsten & Powders Corp	UNITED STATES	4USA007	CMF

Tungsten	HC Starck GmbH	GERMANY	4DEU008	CMF

Tungsten	Jiangxi Tungsten Co Ltd	CHINA	4CHN010	CMF

Tungsten	Wolfram JSC	RUSSIAN FEDERATION	4RUS013	CMF

Tungsten	Xiamen Tungsten Co Ltd	CHINA	4CHN014	CMF

Efforts to Determine the Conflict Minerals’ Mine or Location of Origin –

Through our participation in CFSI, the OECD implementation programs, and requesting our suppliers to complete The Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain, as outlined in Section Four “Due Diligence Measures” above.

SECTION SIX: INDEPENDENT PRIVATE SECTOR AUDIT

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

SECTION SEVEN: NEXT STEPS

Logitech will undertake the following steps during the next compliance periods to improve the due diligence conducted to further mitigate the risk that its necessary conflict minerals benefit armed groups, including:

•	Attempting to increase the response rate of suppliers’ and improve the content of the responses.

•	Requesting relevant suppliers to request smelters to participate in obtaining a conflict free designation from an industry program such as the EICC/GeSI Conflict Free Smelter program.

•	Attempting to validate supplier responses using information collected via independent conflict free smelter validation programs such as the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC/GeSI) Conflict Free Smelter program to which we provide financial support.

•	Increasing the number of relevant supplier contracts that include our requirements defining Logitech expectations of suppliers regarding sourcing of conflict minerals and reporting information to Logitech.

•	Future Non-Conformance: Discontinue doing business with any Logitech Suppliers whom are unable to meet our Conflict Minerals Policy.